                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                    --------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                       FORM N-17f-2                 OMB Number:      3235-0360
                                                    Expires:     July 31, 2003
    Certificate of Accounting of Securities         Estimated average burden
   and Similar Investments in the Custody of        hours per response....0.15
       Management Investment Companies              --------------------------
   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                          Date examination completed:

811-03313, 811-05309, 811-07687, 811-09765                                           April 30, 2004
--------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
--------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:  First American Funds, Inc.
   First American Investment Funds, Inc.  First American Strategy Funds, Inc.
   First American Insurance Portfolios, Inc.
--------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
   800 Nicollet Mall
   Minneapolis, MN 55402
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

May 21, 2004

I, as a member of management of the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and Treasury Reserve Fund of First American Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from September 30, 2003 through April 30, 2004.

Because of inherent limitations in any control, no matter how well designed, error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective controls can provide only reasonable assurance with respect to the achievement of any objectives of controls. Further, because of changes in conditions, the effectiveness of controls may vary over time.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from September 30, 2003 through April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Joseph M. Ulrey III
------------------------
Joseph M. Ulrey III
Treasurer
First American Funds, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and Treasury Reserve Fund of First American Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004 and, with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2003 (the date of last examination) through April 30, 2004:

   - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank Boston, Bank of New York, and Depository Trust Company).

   - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

   - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian.

   - Agreement of one security purchase and one security sale or maturity since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 21, 2004

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

May 21, 2004

I, as a member of management of the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Real Estate Securities Fund, Technology Fund, Small Cap Growth Opportunities Fund, Small Cap Value Fund, Small Cap Select Fund, Mid Cap Value Fund, Mid Cap Growth Opportunities Fund, Large Cap Value Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Balanced Fund, Equity Income Fund, International Fund, Corporate Bond Fund, Core Bond Fund, Intermediate Term Bond Fund, U.S. Government Mortgage Fund, Intermediate Government Bond Fund, High Income Bond Fund, Short Term Bond Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, Oregon Intermediate Tax Free Fund, Short Tax Free Fund, and Tax Free Fund of First American Investment Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from September 30, 2003 through April 30, 2004.

Because of inherent limitations in any control, no matter how well designed, error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective controls can provide only reasonable assurance with respect to the achievement of any objectives of controls. Further, because of changes in conditions, the effectiveness of controls may vary over time.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from September 30, 2003 through April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Joseph M. Ulrey III
-------------------------------------
Joseph M. Ulrey III
Treasurer
First American Investment Funds, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Investment Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Real Estate Securities Fund, Technology Fund, Small Cap Growth Opportunities Fund, Small Cap Value Fund, Small Cap Select Fund, Mid Cap Value Fund, Mid Cap Growth Opportunities Fund, Large Cap Value Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Balanced Fund, Equity Income Fund, International Fund, Corporate Bond Fund, Core Bond Fund, Intermediate Term Bond Fund, U.S. Government Mortgage Fund, Intermediate Government Bond Fund, High Income Bond Fund, Short Term Bond Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, Oregon Intermediate Tax Free Fund, Short Tax Free Fund, and Tax Free Fund of First American Investment Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004 and, with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2003 (the date of last examination) through April 30, 2004:

   - Count and inspection of all securities and similar investments located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin without prior notice to management.

   - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Boston, Bank of New York, and Depository Trust Company).

   - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

   - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian.

   - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian records.

   - Agreement of nine security and/or investment purchases and nine security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 21, 2004

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

May 21, 2004

I, as a member of management of the Aggressive Allocation Fund, Growth & Income Allocation Fund, Growth Allocation Fund, and Income Allocation Fund of First American Strategy Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from September 30, 2003 through April 30, 2004.

Because of inherent limitations in any control, no matter how well designed, error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective controls can provide only reasonable assurance with respect to the achievement of any objectives of controls. Further, because of changes in conditions, the effectiveness of controls may vary over time.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from September 30, 2003 through April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Joseph M. Ulrey III
-----------------------------------
Joseph M. Ulrey III
Treasurer
First American Strategy Funds, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Strategy Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Aggressive Allocation Fund, Growth & Income Allocation Fund, Growth Allocation Fund, and Income Allocation Fund of First American Strategy Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004 and, with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2003 (the date of last examination) through April 30, 2004:

   - Confirmation of all securities held by the Federal Reserve Bank of Boston, the Bank of New York, and Depository Trust Company in book entry form.

   - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

   - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian.

   - Agreement of one security purchase and one security sale or maturity since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 21, 2004

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

May 21, 2004

I, as a member of management of the Large Cap Growth, International, Technology, Mid Cap Growth, Small Cap Growth, Corporate Bond, and Equity Income Funds of First American Insurance Portfolios, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from December 31, 2003 through April 30, 2004.

Because of inherent limitations in any control, no matter how well designed, error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective controls can provide only reasonable assurance with respect to the achievement of any objectives of controls. Further, because of changes in conditions, the effectiveness of controls may vary over time.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from December 31, 2003 through April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Joseph M. Ulrey III
-----------------------------------------
Joseph M. Ulrey III
Treasurer
First American Insurance Portfolios, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Insurance Portfolios, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Large Cap Growth, International, Technology, Mid Cap Growth, Small Cap Growth, Corporate Bond, and Equity Income Funds of First American Insurance Portfolios, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004 and, with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2003 (the date of last examination) through April 30, 2004:

   - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin without prior notice to management.

   - Confirmation of all securities held by the Federal Reserve Bank of Boston, the Bank of New York, and Depository Trust Company in book entry form.

   - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

   - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

   - Agreement of two security purchases and two security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 21, 2004